Exhibit 99.1

Tidalwave/FAMS Acquisition Includes 105 Retail Branch Offices

FT. LAUDERDALE, Fla., Jun 28, 2001 /PRNewswire via COMTEX/ -- First American Mortgage Securities, Inc. ("FAMS"), the Investment Mortgage Banking Division of Tidalwave Holdings Inc. (TDWV) announced the $2.1 million acquisition of Florida based "Nationwide Foundation of Lenders" ("NFL"), a deal that includes "NFL" supervising and staffing the opening of 105 retail branch offices located throughout the United States for FAMS.

Opening dates for the offices will vary based on whether FAMS has all necessary licenses in the office's state. Offices located in states where FAMS is currently licensed by the State Banking Departments will be opening over the next 30 to 60 days. Offices located in states where FAMS does not currently hold a state license will be opened over the next 3 to 12 months or as soon as FAMS is cleared to do business in the various states. In addition to state licensing, the company must be cleared by the appropriate federal agencies (HUD/FHA/VA) to operate in each state.

The move to acquire a national network of retail mortgage origination offices follows FAMS' recent acquisition of a FNMA/FHLMC/GNMA/SBA (Fannie Mae/Freddie Mac/Ginnie Mae/Small Business Administration -- government sponsored lending agencies) seller/servicer Seasons Mortgage Group in Richmond, Virginia, a servicing platform that was acquired with $100 Million plus in loan sub-servicing contracts in May of this year.

FAMS, a full service Investment Mortgage Bank, purchases loans from Community Banks, State Banks, Credit Unions and Mortgage Companies in all 50 states on a wholesale basis. The loans are then sold either in Mortgage Backed Securities Issues or in Institutional Private Placements. In the past the company's involvement ceased when the transaction was complete. With the Servicing Platform acquisition FAMS retains servicing rights on the loans, which allows the company to earn a monthly servicing fee for the life of the loan. The company's management believes that servicing rights are extremely valuable because in addition to the monthly servicing fee, the company earns interest on both the payments collected and funds collected with the payments to cover taxes and insurance. The Mortgage Servicing industry is dominated by large money center banks. Independent Mortgage Servicing platforms are rare because the major banks purchase them at high premiums. The servicing platform acquisition allowed FAMS to enter both the Mortgage Servicing and Mortgage Securitization markets. FAMS has recently completed its first mortgage securitization transaction.

FAMS is active in the market to purchase, for securitization, loan packages ranging from $1 Million to $50 Million. The Investment Banks that dominate the Mortgage Securitization market seek deals that are larger then $50 Million, and many times will not bid at all, or make uncompetitive bids for smaller pools. FAMS, with its access to both the Mortgage Securitization Market and the Institutional Private Placement Markets can provide bids for these smaller pools and can earn income over the life of the loans utilizing its new servicing platform.

In related news, FAMS announced that the company had established commercial banking relationships with two new banks. The company executed credit facilities for an additional warehouse credit line in the amount of $2,000,000 and established a non-secured operating line of credit in the amount of $100,000 to be utilized by the mortgage servicing operation.

Safe Harbor for Forward-Looking Statements: Except for historical information contained herein, the statements in this new release are forward-looking statements that involve risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in the future periods to differ materially from forecasted results.


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